Exhibit 4.33

Rights and Obligations Assumption Letter

This entity, Beijing Huanxue International Travel Limited, is the subsidiary of BGY Education Investment Management Co., Ltd. (“Investor”) registered in Beijing City at Chaoyang District branch office of the Administration for Industry and Commerce on September 14, 2016. The Investor holds 100% of the interests in this entity.

In accordance with the Exclusive Management Service and Business Cooperation Agreement (“Agreement”) entered into by and between Investor, Zhuhai Hengqin Bright Scholar Management Consulting Co., Ltd. and other relevant parties on January 25, 2017, this entity shall join the Agreement according to Article 10.1 of the Agreement as a “New Subsidiary of Party B” under the Agreement.

This entity hereby agrees to join the Agreement as a new Subsidiary of Party B of the Investor, enjoy the rights under the Agreement, and perform the obligations according to the Agreement. This Assumption Letter came into effect upon the date of execution.

Beijing Huanxue International Travel Limited

(Seal) Beijing Huanxue International Travel Limited Affixed

By:	/s/Huanyu Li
Name:	Huanyu Li
Title:	Legal Representative
Date:	December 12, 2019